SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem

CORPORATE POLICY

POLICY ON RELATED PARTY TRANSACTIONS OF BRASKEM S.A.

1. PURPOSE	3
2. SCOPE	3
3. REFERENCES	3
4. DUTIES AND RESPONSIBILITIES	3
4.1 SHAREHOLDERS MEETING	3
4.2 BOARD OF DIRECTORS (“Board” or “BoD”)	3
4.3 STATUTORY COMPLIANCE AND AUDIT COMMITTEE	4
4.4 ETHICS COMMITTEE	4
5. POLICY	4
5.1 DEFINITION OF RELATED PARTIES OF BRASKEM	4
5.2 NEGOTIATION of Related Party transactions	6
5.3 APPROVAL OF RELATED PARTY TRANSACTIONS	6
5.4 PROHIBITIONS	8
5.5 DISCLOSURE OF RELATED PARTY TRANSACTIONS	9
5.6 SITUATIONS INVOLVING POTENTIAL CONFLICTS OF INTEREST	9
6. GENERAL PROVISIONS	10
DEFINITIONS	12

1.	PURPOSE

This Policy establishes the rules and procedures to be followed in transactions between, on the one side, Braskem S.A. (“Braskem” or “Company”) and/or any of its Subsidiaries and, on the other, any Related Parties of Braskem, as defined in this Policy (“Related Parties”), to ensure that all transactions with Related Parties (“Related Party Transactions”) are conducted on an arm’s length basis and are carried out equitably and transparently, in the best interest of the Company and in accordance with best ESG practices, especially from the corporate governance perspective. This Policy also establishes procedures to be adopted to ensure exemption in the decision-making process in eventual situations with potential conflicts of interest.

2.	SCOPE

This Policy applies to Braskem and must be observed by all its Subsidiaries, in Brazil and abroad, for the purposes of compliance with Braskem’s governance practices.<0} Controlled Companies with the Participation of External Partners may approve their own policies, in compliance with local governance and legislation, provided that Braskem’s governance and the principles of this Policy are met and that there is no contradiction with its guidelines.

3.	REFERENCES
•	Braskem Bylaws
•	Braskem Code of Conduct
•	PE 1050-00020 – Global Compliance System Policy
•	PE 1050-00021 – Braskem Global Anticorruption Policy
•	PE 1030-00001 – Financial Policy
•	Charters of the Board of Directors of Braskem and its Advisory Committees.

4.	DUTIES AND RESPONSIBILITIES

4.1     SHAREHOLDERS MEETING

•	Deliberate on Related Party Transactions, under Federal Law 6,404/76 and CVM rules.
4.2	BOARD OF DIRECTORS (“Board” or “BoD”)
•	Deliberate, under the criteria envisaged in the Bylaws of the Company, on Related Party Transactions in amounts exceeding R$ 20,00,000.00 (twenty million reais) per operation or exceeding, in aggregate, R$ 60,000,000.00 (sixty million reais) per fiscal year.
•	Deliberate on amendments to this Policy.

4.3	STATUTORY COMPLIANCE AND AUDIT COMMITTEE
•	Assess, prior to analysis by the Board of Directors, the compliance of the Related Party Transactions subject to the Board’s authority, as established in the Bylaws of the Company and this Policy, recommending whether such transaction be carried out or not;
•	Monitor the Related Party Transactions approved by the Board or the Ethics Committee, as applicable, including their respective evidence, jointly with the Board of Executive Officers and the internal audit area;
•	Monitor compliance with the guidelines of this Policy; and
•	Review, prior to submission to the Board of Directors, any changes to the content of this Policy and propose improvements to it.

4.4	ETHICS COMMITTEE
•	Resolve on Related Party Transactions that are not subject to the authority of the Board of Directors, as envisaged in the Bylaws of the Company and this Policy; and
•	Submit to the Statutory Compliance and Audit Committee, on a quarterly basis, for monitoring purposes, a report with the Related Party Transactions approved by the Ethics Committee in the period.

5.	POLICY
5.1	DEFINITION OF RELATED PARTIES OF BRASKEM

Definition of Related Party of Braskem:

(i)	any individual in one of the following situations:
•	holds control of or Significant Influence over Braskem;
•	is the Key Person of Braskem, of its controlling shareholder or of the Subsidiaries of Braskem, with the exception of entities under Braskem's joint control, or;
•	is a Close Relative of any person indicated in the above items.
(ii)	any legal or other entity (even if unincorporated) in one of the following situations:
•	is a controlling shareholder of Braskem;

•	is a Subsidiary of Braskem (subject to the exceptions envisaged in this Policy);
•	is under the shared control of Braskem, i.e., a subsidiary of Braskem’s parent company;
•	holds Significant Influence over Braskem or is controlled by such entity;
•	is an Associated Company of Braskem;
•	is an Associated Company of Braskem’s parent company;
•	is a post-employment benefit plan whose beneficiaries are the employees of Braskem or of such entity;
•	is controlled by a person identified in item (i) above;
•	is under the Significant Influence of a person identified in item (i) above that holds control of Braskem;
•	has as its Key Person (or the Key Person of its parent company) a person identified in item (i) above that holds control over Braskem; or
•	renders the services of key management personnel of Braskem or to the parent company of Braskem or is a member of a group of which such supplier entity is a part.

In the classification of a person as a Related Party, (i) a reference to an entity, irrespective of its relation with Braskem, includes the direct or indirect subsidiaries of such entity; (ii) a reference to the parent company of Braskem includes its direct or indirect parent companies, up to the level of a controlling individual, as applicable; and (iii) except as otherwise expressly provided in this Policy, any references to control, subsidiary or parent company include full or shared control (joint control with a third party).

In the event of any conflict or questioning between the concept or scope of Related Parties defined in this Policy and that of the PCP 05(R1), as amended, the rules of CPC 05(R1) or any other that may replace it will prevail.

The following are not considered Related Parties with regard to the effects of the applicable corporate approvals (i.e. submission to the Company's governance instances):

•	Direct or indirect Subsidiaries of Braskem, except if the controlling shareholder of Braskem on an individual basis (other than joint control), or the Key Persons associated with the controlling shareholder hold an interest in the subsidiary;
•	an entity simply for having a Manager or Key Person who is shared with Braskem or with any of its Subsidiaries, or because such Key Person of Braskem or of any of its Subsidiaries holds Significant Influence over such entity.

Based on the criteria and definitions established in this Policy and in the Company's pertinent guiding documentation, the Corporate Governance Area shall make available and keep updated the list of Related Parties in the Company's own systems ("List of Related Parties"). The List of Related Parties shall be available to the Company's areas for consultation prior to the execution of contracts of any nature by all Company members, who shall identify and inform the Corporate Governance Area whenever Transactions with Related Parties are involved.

The List of Related Parties is elaborated and periodically updated based on the Related-Parties Form, means by which the Corporate Governance Area identifies the Related Parties, which is filled out by the controlling shareholder(s), by the shareholder(s) that exert(s) Significant Influence on the Company and by the Key Persons of the controlling shareholder(s), of Braskem and its Subsidiaries.

5.2	NEGOTIATION of Related Party transactions

Related Party Transactions may constitute the transfer of funds, rendering of services, acquisition or sale of assets, assumption of obligations, whether for consideration or for free, and must be negotiated independently and transparently, on an arm’s length basis or for adequate compensatory payment. Potential alternatives to such transactions always must be considered to ensure the Company’s best interests.

The Company is responsible for establishing the processes and minimum requirements to ensure that any corporate restructuring operations (e.g., mergers, amalgamations, incorporations of shares, transformations, and spin-offs), involving the Company and/or its Controlled Companies, on the one hand, and Related Parties, on the other, are concluded under commutative conditions.

5.3	APPROVAL OF RELATED PARTY TRANSACTIONS

Prior to its execution or consummation, any Related Party Transaction must be analyzed and approved by the Board or the Ethics Committee of the Company, as applicable, observing item 5.1 of this Policy and pertinent Company guidance documentation. The definition of the body responsible for analyzing each Related Party Transaction is based on the attributions and criteria envisaged in the Bylaws and in item 4 of this Policy.

Any Related Party Transactions proposed to the Board or the Ethics Committee, as applicable, must be accompanied by the support material developed by the requesting area and revised by the respective legal support team and by the Corporate Governance, Corporate, Legal and Compliance Department of Braskem, specifying the main conditions and characteristics of the Transaction, such as:

(i)	the contract model, prices, terms, guarantees, subcontracting conditions, rights and obligations created by the Transaction, including any non-compete and exclusivity clauses and clauses on resolution of controversies and limitation of liability;
(ii)	the risk factors involved, the purpose and the benefits expected from the Transaction;
(iii)	any antitrust impacts from the Transaction; and
(iv)	a description of the existing market alternatives, the selection process and justifications for choosing the Related Party or the justifications for not conducting a selection process, if applicable.

In addition, any Related Party Transactions submitted for approval by the Board must first be analyzed and recommended by the Statutory Compliance and Audit Committee.

The Board, the Statutory Compliance and Audit Committee and the Ethics Committee, as applicable, may request opinions, reports and/or valuation opinions from third parties, such as prime investment banks, law firms, accounting firms, etc., which must not have any participation in the Related Party Transaction, to clarify any questions and/or support the decision-making process.

Unless if expressly authorized by the Board or the Ethics Committee, case by case, within its attributions and responsibilities, a Related Party Transaction may not be entered into or carried out prior to the conclusion of the analysis and approval of such Transaction as envisaged in this Policy, subject to the exceptions described below.

On an exceptional basis, Related Party Transactions subject to the Ethics Committee’s authority that aim to address an Emergency Situation are not dependent on the prior approval of such Committee, provided that they comply with the Company guidance documentation on the matter, i.e. the Procurement Directive and the Formalization of Businesses Directive. The mobilization of the related party to handle the emergency must be notified to the Vice President of the area. Such transactions must be submitted for ratification by the Ethics Committee within the shortest time possible.

In addition, without prejudice to the treatment required by the applicable legislation and regulation, including disclosure of the financial statements, the following Related Party Transactions carried out by the Company or by any of its Subsidiaries are not subject to the approvals envisaged in this Policy, provided that they are carried out on an arm’s length basis or with proper compensatory payment and in accordance with the guidance documentation of the Company:

•	Confidentiality agreements for the receipt or disclosure of information, provided they do not contain other obligations, such as exclusivity or the execution of other contracts;

•	Letters of intent, memoranda of understanding or other instruments of a preliminary, non-binding nature, provided that they do not impose exclusivity obligations or otherwise limit the Company’s operation;

•	Submission and receipt of samples up to the individual limit of fifty thousand reais (R$ 50,000.00) per production lot, subject to the guidance documentation for this type of Transaction and the authority of the Board of Directors;

•	Transactions resulting from compliance with administrative, legal or arbitration decisions.

The transactions related to sending and receiving samples, as well as those resulting from administrative, judicial or arbitral decisions, must be reported to the CET.

Notwithstanding the events where approval is not required under this Policy, the Vice President responsible may, as deemed convenient and reasonable given the circumstances of the concrete case and effects of the Transaction for the Company, submit such Transactions for approval by the Board or Ethics Committee, as applicable.

The Board may determine, with justification, that other Related Party Transactions not be subject to the approvals under this Policy, provided that they are carried out on an arm’s length basis or with payment of adequate compensation, and that alternatives to the contracting of such Transactions always be considered when approving them.

5.4	PROHIBITIONS

A Related Party Transaction is prohibited if:

•	it violates this Policy, the Bylaws of Braskem or the applicable legislation; or
•	it constitutes a loan granted to the controlling shareholder of the Company or to Key Persons of the Company and/or of its controlling shareholder.

5.5	DISCLOSURE OF RELATED PARTY TRANSACTIONS

For the purposes of reporting the Financial Statements, the information contained in the Reference Form filed with the CVM and the Notices on Related Party Transactions, pursuant to CVM Resolution 80/22, the Company must adopt the concepts and rules on Related Parties envisaged in the applicable legislation and regulations.

In any disclosures required by applicable law or regulations, Braskem must provide sufficient information to identify the Related Parties and the object of the Transaction, as well as other information required, to enable the Company shareholders to monitor and assess the management activities related to such transactions.

5.6	SITUATIONS INVOLVING POTENTIAL CONFLICTS OF INTEREST

The potential conflict of interest arises when a shareholder or Key Person of the Company and/or its Subsidiaries is involved in a decision-making process in which his/her capacity of objective and unbiased judgment may be compromised by the fact that: (i) on the one hand, this person has the power to influence the outcome of the decision and, at the same time, (ii) such decision may generate a gain, benefit or advantage for him/her, for any Close relative, or for a Third Party with whom the shareholder or Key Person of the Company and/or its Subsidiaries is involved.

In view of the potential conflict of interest in these situations, the Company and its Subsidiaries will seek to ensure that all decisions that may confer a private gain, benefit or advantage, and not shared with the Company and/or its Subsidiaries, on any shareholder, Key Person, Close Relatives, entities or persons related to them, are made with full fairness and respecting the interest of the Company and/or its Subsidiaries, as the case may be.

Within the scope of the Company's general meetings, any shareholder conflict of interest shall be dealt with under the terms of Law 6404/76, considering the CVM guidelines on the subject. If there is strong evidence of a potential conflict of interest of any shareholder that may generate impediment or invalidity of voting, the chairman of the board of the General Meeting shall inquire the shareholder and warn him/her of his/her responsibilities as a shareholder, who will be responsible for evaluating the existence of a conflict of interest and indicating whether he/she understands that he/she is impeded or not from participating in the deliberation.

Potential conflicts of interest of Key Persons are those in which the personal objectives of Key Persons, for any reason, may not be aligned with the objectives and interests of the Company or of all its shareholders and/or its Subsidiaries, in specific matters.

Without prejudice to the compliance and observance of the rules set forth in the Company's guiding documentation that deals with Conflict of Interests, the Key Persons of the Company and/or of its Subsidiaries, upon identifying the possibility of participating in a decision-making process concerning any matter in which they are in a situation of potential conflict of interest, shall manifest their potential conflict of interest to the other members of the competent body. Additionally, such Key Persons shall absent themselves from the discussions on the subject, as well as abstain from negotiating, evaluating, opining, voting or in any other way participating or influencing the conduction or approval of the respective matter, within the scope of the Company and/or its Subsidiaries, as the case may be.

If requested by the members of the competent body, such Key Persons may participate in the discussion, aiming to provide further information on the respective matter and the parties involved, and shall be absent from all the rest of the discussion and voting process of the matter.

Should any Key Person of the Company and/or of its Subsidiaries have a potential private gain, benefit, or advantage, not shared with them, resulting from any decision, and not manifest themselves about it, any other person who has knowledge of the situation may do it, and it will be up to the competent body to evaluate such situation, in a collegiate way.

The manifestation on the eventual characterization of the situation of potential conflict of interests and the consequent abstention of the exercise of the voting right by the Key Person must be included in the minutes of the meeting of the respective body.

Notwithstanding the foregoing, in situations in which a conflict of interest of any Key Person of the Company and/or its Subsidiaries is identified and reported, the rules set forth in the Company's guiding documentation regarding Conflicts of Interest and in Braskem's other governance documents shall also be observed, whenever applicable.

6.	GENERAL PROVISIONS

Team Members are responsible for reading and understanding all Guidance Documentation applicable. Likewise, Leaders are responsible for ensuring that their team members understand and observe the applicable Guidance Documentation of the Company.

Team Members who have questions or concerns about this Policy, including its scope, terms or obligations, must contact their Leader or the Corporate Governance area.

Any Team Member or Third Party who is aware of a potential violation of this Policy must immediately report such potential violation via the Ethics Line Channel.

Violations of any Company Guidance Documentation may result in severe consequences for Braskem and the Team Members involved. Therefore, noncompliance with this Policy or failure to report any violation thereof may result in disciplinary action for any Team Member(s) involved.

Braskem’s Board of Directors

DEFINITIONS

Below are the definitions of capitalized terms used in this Policy:

“Managers”: Members on the Board of Directors and Statutory Board of Executive Officers.

“Requesting Area”: Area that requests or aims to be involved in a Related Party Transaction.

“Braskem” or “Company”: Braskem S.A.

“Associated Company”: Entity over which an investor holds Significant Influence.

“Statutory Compliance and Audit Committee”: Statutory and permanent advisory body to the Board of Directors of Braskem S.A., with its attributions described in the Charter of the Board and subject to Brazilian Corporations Law, CVM Resolution 23/21 and the Sarbanes-Oxley Act.

“Ethics Committee”: Committee that supports the Statutory Compliance and Audit Committee of the Board of Directors of Braskem S.A. in applying Braskem’s compliance rules, as well as in issues involving violations of the Company’s commitment to operate with ethics, integrity and transparency.

“Board of Directors” or “Board”: Board of Directors of Braskem S.A.

"CPC-05 (R1)”: Technical Pronouncement issued by the Accounting Pronouncements Committee, approved by CVM Deliberation No. 642/2010, concerning the disclosures required in the balance sheet and income statement about transactions and balances with related parties.

"Controlled Companies with the Participation of External Partners": Companies in which Braskem, directly or through other controlled companies, detains rights that assure it, on a permanent basis, the prevalence in the corporate deliberations and the power to elect most managers or counselors, and a portion of the capital stock is held by Third Parties.

“Subsidiary”: Companies in which Braskem holds, directly or through other Subsidiaries, rights that permanently ensure prevalence in corporate deliberations and the power to elect most Managers.

“ESG”: Environmental, Social and Governance aspects, indicating the adoption of good practices in these areas.

“Significant Influence”: Power to participate in financial and operational decisions of an entity, but which does not characterize control over such policies. Significant Influence can be obtained via ownership interest, provisions of the Bylaws or shareholders’ agreement. When an investor maintains, directly or indirectly, twenty percent or more of the voting rights in an investee, it is presumed that they hold significant influence, unless otherwise clearly demonstrated. On the other hand, if an investor holds, directly or indirectly, less than twenty percent of voting rights in an investee, it is presumed they do not hold influence. Significant influence by an investor is usually evidenced by one or more of the following: (a) representation on the board of directors or board of executive officers of the investee; (b) participation in the development of policies, including in decisions on dividends and other distributions; (c) material operations between the investor and investee; (d) exchange of officers or managers; (e) provision of key technical information.

"Team Member": Person working at Braskem and/or any of its Subsidiaries, in any level, including employees, executives, directors, officers, interns and apprentices (as applicable in the geographic locations).

“Close Relative”: Family members who are expected to influence or be influenced by the person in the businesses of such family members with the entity, including: (a) children, spouse or partner of the person; (b) children of the person’s spouse or partner; and (c) dependents of the person, their spouse or partner.

“Key Person”: Persons who have authority over and responsibility for planning, overseeing and controlling the entity’s activities, directly or indirectly, including any Manager (executive or not) of such entity.

“Emergency Situation”: situations that pose risks to people’s lives, the Company's operations and/or the environment. This concept also includes immediate legal interventions necessary to meet legal and procedural deadlines in the representation and defense of Company’s interests in lawsuits, disputes and extrajudicial matters urgently, for preservation of rights;

“Third Party(ies)”: Any individual or legal entity that is not a Team Member and acts on behalf, in the interest or for the benefit of Braskem and/or any of its Subsidiaries or provides services or supplies other goods, as well as sales partners that render services to Braskem and/or any of its Subsidiaries directly related to obtaining, retaining or facilitating businesses or to handle matters of Braskem and/or its Subsidiaries, including, but not limited to, any distributors, agents, brokers, customs agents, intermediaries, supply chain partners, consultants, resellers, contractors and other professional service providers.

“Related Party Transactions” or “Transaction”: Any transaction that results in the transfer of funds, services or obligations between, on the one side, the Company and/or any of its Subsidiaries and, on the other, any Related Parties of Braskem, irrespective of a price being charged as consideration.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.